Endurance Specialty Holdings Ltd.

Waterloo House

100 Pitts Bay Road

Pembroke HM 08, Bermuda

July 30, 2014

Via EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Endurance Specialty Holdings Ltd.

Registration Statement on Form S-4 (File No. 333-196596)

Schedule TO-T (File No. 005-79396)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Endurance Specialty Holdings Ltd. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-4 (File no. 333-196596) filed with the Securities and Exchange Commission on June 9, 2014, as amended on June 19, 2014 and June 30, 2014, together with all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates on July 30, 2014. Because the proposed offering of the securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions on this matter, please contact Todd E. Freed or Richard J. Grossman of Skadden, Arps, Slate Meagher & Flom LLP at (212) 735-3714 and (212) 735-2116, respectively.

Sincerely,

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ John V. Del Col
Name:	John V. Del Col
Title:	General Counsel and Secretary